Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

December 16, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith copies of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound pages.

We ask that you kindly confirm receipt of these documents by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

12/17

SCHEDULE

Press Releases

1. News Release – English, December 9, 2009.

2. News Release – English, December 9, 2009.

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac announces 2010 capital program and semi-annual dividend

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

CALGARY, Dec. 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or the "Company") (TSX-CFW) is pleased to announce a capital budget of approximately $45 million for 2010 projects. The capital program will focus on further bolstering the infrastructure and logistical capabilities of Calfrac's Canadian operating division, as it continues to expand its presence in the Montney and Horn River basins. The program also includes additional investment in high rate pumping equipment in response to increasing customer demand for high rate completions in the emerging unconventional plays. Additional capital is also being allocated in respect of equipment and facilities in support of Calfrac's growing Russian operations. Calfrac also plans to deploy additional high rate fracturing equipment to its United States operating fleet, which will provide additional flexibility to the Company as it continues to broaden its presence in the United States pressure pumping market. In addition, approximately $11 million remaining from the Company's 2009 capital program is expected to be spent in the first quarter of 2010.

The 2010 capital program, combined with the acquisitions of the fracturing division of Pure Energy Services Ltd. and of Century Oilfield Services Inc. completed in the second half of 2009 demonstrates Calfrac's continued commitment to expanding its operational capabilities and geographic presence in a prudent manner, while maintaining a strong balance sheet through a period of uncertain oilfield service activity on a global basis. As it has done in the past, the Company will continue to evaluate opportunities for adjusting capital investment in 2010 as greater visibility unfolds.

Calfrac is also pleased to announce that its Board of Directors has declared a dividend pursuant to its semi-annual dividend policy. The dividend of $0.05 per common share will be paid on January 15, 2010 to shareholders of record on January 4, 2010.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the allocation of capital and equipment. These forward-looking statements and information are based on certain key expectations and assumptions made by Calfrac. Although Calfrac believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Calfrac cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; health, safety and

environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risk factors that could affect Calfrac's operations or financial results are included in Calfrac's annual information form and may be accessed through the SEDAR website (www.sedar.com). The forward-looking statements and information contained in this press release are made as of the date hereof and Calfrac does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:53e 09-DEC-09

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Announces Private Placement of Notes

RECEIVED
2009 DEC 17 A 7:12

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

CALGARY, Dec. 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) announced today that Calfrac Holdings LP, a Delaware limited partnership which is indirectly wholly owned by Calfrac, intends to offer, subject to market and other conditions, US$100.0 million aggregate principal amount of senior notes due 2015 in a private placement (the "Offering"). Calfrac will fully and unconditionally guarantee the notes. Any funds received as a result of the Offering will be used to repay indebtedness under Calfrac's existing credit facilities.

The notes will be offered and sold only to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933 (the "Securities Act") and outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act. The offer and sale of the notes will not be registered under the Securities Act and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the completion of the Offering and the use of proceeds of the Offering. These forward-looking statements and information are based on certain key expectations and assumptions made by Calfrac. Although Calfrac believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Calfrac cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and

environmental regulations.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risk factors that could affect Calfrac's operations or financial results are included in Calfrac's annual information form and may be accessed through the SEDAR website (www.sedar.com). The forward-looking statements and information contained in this press release are made as of the date hereof and Calfrac does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

%SEDAR: 00002062E

/For further information: /
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:49e 09-DEC-09